82-3692

(Convenience Translation into English from the Original Previously Issued in Portuguese)

São Paulo Alpargatas S.A.

Interim Financial Statements for the Quarter Ended March 31, 2004 and Independent Accountants' Review Report

Deloitte Touche Tohmatsu Auditores Independentes

dlw 6/23

Deloitte Touche Tohmatsu
Rua Alexandre Dumas, 1981
04717-906 - São Paulo - SP
Brasil

Tel: +55 (11) 5185 2444
Fax: +55 (11) 5181 2911
www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Shareholders and Management of
São Paulo Alpargatas S.A.
São Paulo - SP

1. We have performed a special review of the accompanying interim financial statements of São Paulo Alpargatas S.A. and subsidiaries (Company and consolidated), consisting of the balance sheets as of March 31, 2004, the related statements of income for the quarter then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company's management.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any material modifications that should be made to the financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4. The objective of our review was to issue a review report on the interim financial statements referred to in paragraph 1 taken as a whole. The Company and consolidated statements of cash flows for the quarter ended March 31, 2004, presented for purposes of providing supplemental information on the Company and its subsidiaries, are not a required part of the interim financial statements. The statements of cash flows for the quarter ended March 31, 2004 have been subject to the review procedures described in paragraph 2 and, based on our special review, we are not aware of any material modifications that should be made to these supplemental financial statements in order for them to be fairly stated, in all material respects, in relation to the interim financial statements for the quarter ended March 31, 2004 taken as a whole.

5. The Company and consolidated balance sheets as of December 31, 2003 and the Company statement of income for the quarter ended March 31, 2003, presented for comparative purposes, were audited and reviewed, respectively, by other independent auditors, whose opinion and review report thereon, dated February 6, 2004 and April 25, 2003, respectively, were issued without qualification. The consolidated statement of income and the Company and consolidated statements of cash flows for the quarter ended March 31, 2003, presented for comparative purposes, were not reviewed by independent auditors.

6. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, April 30, 2004

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Edimar Facco
Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

SÃO PAULO ALPARGATAS S.A.

BALANCE SHEETS AS OF MARCH 31, 2004 AND DECEMBER 31, 2003
(In thousands of Brazilian reais - R$)

	Company		Consolidated	
ASSETS	2004	2003	2004	2003
CURRENT ASSETS				
Cash and cash equivalents	138,428	136,546	147,441	156,154
Accounts receivable	166,588	166,970	219,833	220,121
Allowance for doubtful accounts	(10,702)	(10,650)	(15,468)	(13,828)
Inventories	62,755	57,422	158,996	121,252
Deferred income tax	6,624	8,394	6,624	8,394
Other receivables	9,091	8,774	13,842	13,682
Recoverable taxes	1,369	3,775	23,288	20,481
Dividends receivable	4,032	4,032	-	-
Prepaid expenses	40,465	11,960	42,942	14,099
	418,650	387,223	597,498	540,355
NONCURRENT ASSETS				
Assets held for sale	16,365	16,365	17,535	16,965
Recoverable taxes	9,949	8,511	9,985	8,544
Escrow deposits	3,719	3,818	5,090	4,746
Other receivables	7,407	8,869	8,611	10,309
Deferred income tax	46,106	46,044	55,069	54,044
	83,546	83,607	96,290	94,608
PERMANENT ASSETS				
Investments:				
Subsidiaries	208,083	204,001	-	-
Goodwill	(4,808)	(4,809)	(4,809)	(4,809)
Other investments	194	195	196	196
Property, plant and equipment, net	109,550	111,428	271,641	262,069
Deferred assets, net	13,203	13,998	13,227	14,027
	326,222	324,813	280,255	271,483
TOTAL ASSETS	828,418	795,643	974,043	906,446

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

SÃO PAULO ALPARGATAS S.A.

BALANCE SHEETS AS OF MARCH 31, 2004 AND DECEMBER 31, 2003
(In thousands of Brazilian reais - R$)

	Company		Consolidated	
LIABILITIES AND SHAREHOLDERS' EQUITY	2004	2003	2004	2003
CURRENT LIABILITIES				
Suppliers	42,478	26,294	46,586	34,180
Loans and financing	27,474	28,890	88,328	84,668
Payroll and related charges	24,554	20,924	32,568	29,104
Accrual for contingencies	3,970	4,718	8,122	9,057
Dividends payable	22,396	24,684	21,970	24,271
Taxes payable	8,523	7,245	31,637	24,419
Other accounts payable	9,464	11,639	14,298	15,925
	138,859	124,394	243,509	221,624
LONG-TERM LIABILITIES				
Subsidiaries	34,617	32,822	6,088	-
Loans and financing	37,273	37,534	88,454	80,072
Accrual for income and social contribution taxes	44,488	43,439	48,118	45,449
Accrual for contingencies	13,291	13,134	20,257	14,648
Taxes payable	44,764	44,068	44,764	44,068
Other	6,575	6,814	7,251	7,305
	181,008	177,811	214,932	191,542
DEFERRED INCOME	-	-	7,409	-
MINORITY INTEREST	-	-	5	5
SHAREHOLDERS' EQUITY				
Capital stock	293,615	273,510	293,615	273,510
Capital reserves	9,450	9,450	10,237	11,406
Treasury shares	(7,082)	(7,082)	(7,082)	(7,082)
Income reserves	212,568	217,560	211,418	215,441
	508,551	493,438	508,188	493,275
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	828,418	795,643	974,043	906,446

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

SÃO PAULO ALPARGATAS S.A.

STATEMENTS OF INCOME
FOR THE QUARTERS ENDED MARCH 31, 2004 AND 2003
(In thousands of Brazilian reais - R$)

	Company		Consolidated	
	2004	2003	2004	2003
OPERATING REVENUES				
Gross sales	240,130	209,320	313,187	273,446
Sales deductions	(39,256)	(34,775)	(54,069)	(44,254)
NET SALES	200,874	174,545	259,118	229,192
COST OF SALES	(122,743)	(111,897)	(164,323)	(150,775)
GROSS MARGIN	78,131	62,648	94,795	78,417
OPERATING (EXPENSES) INCOME				
Selling	(52,495)	(48,523)	(58,621)	(53,856)
General and administrative	(11,707)	(10,879)	(14,869)	(13,192)
Financial income	11,076	10,663	12,585	11,154
Financial expenses	(6,119)	(1,993)	(9,491)	(1,825)
Equity in subsidiaries	4,083	5,624	-	-
Other operating expenses, net	(2,101)	(212)	(2,429)	(574)
	(57,263)	(45,320)	(72,825)	(58,293)
OPERATIONS PROFIT	20,868	17,328	21,970	20,124
NONOPERATING INCOME, NET	108	386	122	448
NET INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES	20,976	17,714	22,092	20,572
INCOME AND SOCIAL CONTRIBUTION TAXES	(5,863)	(4,183)	(7,965)	(7,526)
NET INCOME	15,113	13,531	14,127	13,046
EARNINGS PER SHARE - R$	0.00811	0.00726	0.00758	0.00700

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

SÃO PAULO ALPARGATAS S.A.

NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE QUARTER ENDED MARCH 31, 2004
(In thousands of Brazilian reais - R$)

1. COMPANY'S OPERATIONS

São Paulo Alpargatas S.A. (the "Company") and its subsidiaries are engaged in the manufacture and sale of:

- Footwear and respective components.
- Clothing, textile goods and respective components.
- Leather, resin and natural or synthetic rubber goods.
- Sportswear and sporting goods.
- Cotton processing, spinning, weaving and fabric finishing.

These activities are performed by geographically distributed plants, some of which in tax-incentive areas.

2. PRESENTATION OF FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING PRACTICES

a) Financial statements

The accompanying interim financial statements have been prepared in accordance with principles, criteria and methods consistent with those applied in the preparation of the financial statements for the year ended December 31, 2003 published on February 18, 2004.

Certain reclassifications have been made to conform the balance sheet accounts as of December 31, 2003 and the income statement accounts for the quarter then ended to the 2004 presentation.

b) Consolidated financial statements

The consolidated financial statements have been prepared in accordance with basic consolidation principles and applicable legal provisions. Accordingly, intercompany investments and revenues and expenses were eliminated in consolidation.

The consolidated financial statements include the accounts of the Company and the direct subsidiaries and jointly-owned subsidiaries mentioned in Note 3.

The foreign subsidiary's financial statements have been translated into Brazilian reais at the exchange rate in effect at the balance sheet date.

The difference between Company and consolidated result refers to the tax incentive of Amapoly Indústria e Comércio Ltda., in the amount of R$786 (March 2003 - R$377), and the unrealized result of the jointly-owned subsidiary Santista Têxtil S.A., in the amount of R$200 (March 2003 - R$108). The difference between Company and consolidated shareholders' equity refers primarily to the unrealized result of the jointly-owned subsidiary Santista Têxtil S.A., in the amount of R$363 (December 2003 - R$163).

In accordance with the Differentiated Corporate Governance Practice Rules (Level 1), since June 2003 the Company has consolidated into its interim financial statements the financial statements of the jointly-owned subsidiary Santista Têxtil S.A. in proportion to its interest in the subsidiary. The consolidated statement of income for the quarter ended March 31, 2003 was prepared for purposes of comparability and consistency with the statements of income for the quarters ended March 31, 2004 and 2003.

c) Transaction affecting comparability (consolidated)

On June 27, 2004, the jointly-owned subsidiary Santista Têxtil S.A. acquired all shares of Companhia Jauense Industrial, whose main balance sheet accounts included in the consolidated financial statements as of March 31, 2004, proportional to the Company's interest of 30.67%, are as follows:

	R$
Current assets	23,190
Noncurrent assets	2,344
Permanent assets	14,979
Total assets	40,513
Current liabilities	18,061
Long-term liabilities	6,824
Shareholders' equity	15,628
Total liabilities	40,513

3. ASSETS HELD FOR SALE

Land, buildings and existing improvements not usable by the Company are available for sale. These assets are stated at cost, which is lower than estimated realizable values.

4. INVESTMENTS IN SUBSIDIARIES

	Amapoly Indústria e Com. Ltda.	Fibrasil Agríc. Coml.	Expasa Flórida Inc.	Santista Têxtil S.A.	Total
March 31, 2004					
Number of shares or sharequotas held	6,557,122	25,583	2,500	306,086,667	
Ownership interest - %	100	100	100	30.67	
Capital	6,557	26	16,687	383,099	
Shareholders' equity	45,868	383	(905)	530,611	
Net income (loss) for the quarter	2,106	12	(389)	5,278	
Book value of investment:					
March 31, 2004	45,868	383	(905)	157,929	203,275
December 31, 2003	42,976	383	(513)	156,346	199,192
Equity in subsidiaries:					
First quarter of 2004	2,892	-	(392)	1,583	4,083
First quarter of 2003	1,411	11	(878)	5,080	5,624

Amapoly manufactures PVC and polyester laminates for use in the manufacture of tarpaulins, backlights, frontlights, banners, awnings and polyethylene laminates used in the manufacture of covers for agribusiness, home and leisure. Its plant is located in the city of Manaus, State of Amazonas.

Santista Têxtil is engaged in the following business segments: cotton processing, spinning, weaving and fabric finishing; sale, import and export of these products and their raw materials; and clothing and related products.

On June 18, 2003, the Company acquired, for R$23,537, 27,777,777 common shares and 28,864,827 preferred shares in Santista Têxtil S.A., equivalent to 5.00% of voting capital, 6.50% of preferred capital and 5.66% of total capital. As a result, the Company became the holder of 50.00% of voting capital, 6.50% of preferred capital and 30.67% of total capital of Santista.

The purchase price was determined based on Santista's expected future results and cash generation at the return rates defined and considered adequate by the shareholders. This transaction generated a negative goodwill of R$4,809, which will be amortized as future results are realized.

São Paulo Alpargatas S.A. acquired in August 2003 a 0.05% interest in Santista Têxtil S.A. from Fibrasil Agrícola Comercial, for R$291.

As mentioned in Note 2.c), the jointly-owned subsidiary Santista Têxtil S.A. acquired from Camargo Corrêa S.A. all shares in Companhia Jauense Industrial, which operates in the same business segment, for R$19,500, with a negative goodwill of R$45,271.

5. RECOVERABLE TAXES

a) Current assets

	Company		Consolidated	
	03/31/2004	12/31/2003	03/31/2004	12/31/2003
Withholding income tax	552	3,254	3,949	1,232
IVA (value-added tax) (Santista Têxtil S.A.)	-	-	1,973	2,199
ICMS (State VAT)	256	90	10,229	8,669
IPI (Federal VAT)	561	431	4,489	4,261
Cofins (tax on revenue)	-	-	1,522	-
Prepaid IR (income tax) and CSLL (social contribution tax)	-	-	1,126	4,120
	1,369	3,775	23,288	20,481

Recoverable IVA refers to the tax credit of Santista Têxtil S.A.'s subsidiary located in Argentina.

b) Noncurrent assets

	Company		Consolidated	
	03/31/2004	12/31/2003	03/31/2004	12/31/2003
Prepaid IRPJ (corporate income tax) and CSLL	3,929	3,929	3,929	3,929
ICMS on fixed assets	4,005	3,823	4,041	3,855
Cofins	1,217	-	1,217	-
Other	798	759	798	760
	9,949	8,511	9,985	8,544

6. LOANS AND FINANCING

	Average annual rate of interest and commissions	Company 03/31/2004	Company 12/31/2003	Consolidated 03/31/2004	Consolidated 12/31/2003
Foreign currency					
Company					
(03/31/2004 - US$20,364,000 12/31/2003 - US$20,808,000)	Exchange variation and interest of 4.1% to 8.1%	59,233	60,119	-	-
Consolidated					
(03/31/2004 - US$46,226,000 12/31/2003 - US$38,687,000)	Exchange variation and interest of 2.96% to 6.90%	-	-	134,452	111,775
(03/31/2004 - CHF696,000 12/31/2003 - CHF425,000)	Exchange variation and interest of 6.90%	-	-	1,599	989
(03/31/2004 - €2,309,000 12/31/2003 - €2,296,000)	Exchange variation and interest of 3.13%	-	-	8,271	8,337
Local currency					
Company	TJLP (*) and interest of 2.0% to 5.0%	5,514	6,305	-	-
Consolidated	Basket of currencies, CDI (**), TJLP and interest of 1.92% to 10.44%	-	-	32,460	43,639
		64,747	66,624	176,782	164,740
Current liabilities		27,474	28,890	88,328	84,668
Long-term liabilities		37,273	37,534	88,454	80,072

(*) TJLP - Long-term interest rate.

(**) CDI - Interbank deposit rate.

Maturities of loans and financing are as follows:

Year	Company 03/31/2004	Company 12/31/2003	Consolidated 03/31/2004	Consolidated 12/31/2003
2005	11,774	11,732	44,279	43,884
2006	12,816	13,042	22,114	16,642
2007	2,234	2,381	8,256	5,781
2008	2,117	2,103	3,373	3,360
2009	2,078	2,064	3,292	3,294
2010	2,078	2,064	2,964	2,963
2011	2,078	2,064	2,078	2,064
2012	2,098	2,084	2,098	2,084
	37,273	37,534	88,454	80,072

Loans are collateralized by Company's guarantees and properties.

On November 12, 2002, the Company entered into a loan agreement with IFC - International Finance Corporation, in the amount of US$30 million, to finance the Company's investment program for the period from 2001 to 2004. After a three-year grace period, the loan will be repaid semiannually over seven years. On June 27, 2003, the first portion of US$5 million, equivalent to R$14,380, was released.

7. TAXES PAYABLE (LONG-TERM LIABILITIES), NET OF ESCROW DEPOSITS

	Company		Consolidated	
	03/31/2004	12/31/2003	03/31/2004	12/31/2003
COFINS (tax on revenue) contingency	43,343	42,910	43,343	42,910
PIS (tax on revenue) contingency	1,421	1,158	1,421	1,158
	44,764	44,068	44,764	44,068

COFINS and PIS contingencies

On March 8, 1999, the Company obtained an injunction on the ordinary lawsuit challenging the constitutionality of Law No. 9,718/98 and Constitutional Amendment No. 20.

This injunction allows the payment of COFINS and PIS as provided for in prevailing legislation until January 1999, i.e., without increase in the tax rate and basis.

Unpaid amounts, plus interest calculated at SELIC (Central Bank overnight rate), are being accrued.

In October 2002, the Company started to make escrow deposits for the amount in dispute. The balance of escrow deposits as of March 31, 2004 is R$14,280 (December 2003 - R$12,666) and is shown as a reduction of the related reserve.

8. RESERVE FOR CONTINGENCIES

a) Current liabilities

	Company		Consolidated	
	03/31/2004	12/31/2003	03/31/2004	12/31/2003
Labor claims	3,362	3,437	4,197	4,488
Tax claims	-	-	1,168	980
Industrial projects	608	1,281	608	1,281
Other	-	-	2,149	2,308
	3,970	4,718	8,122	9,057

b) Long-term liabilities

	Company		Consolidated	
	03/31/2004	12/31/2003	03/31/2004	12/31/2003
Labor claims	8,000	8,000	9,546	9,021
Tax claims	2,851	2,694	7,031	2,694
Other	2,440	2,440	3,680	2,933
	13,291	13,134	20,257	14,648

9. OTHER PAYABLES

	Company		Consolidated	
	03/31/2004	12/31/2003	03/31/2004	12/31/2003
Royalties	172	1.259	172	1.259
Freight	3,211	3,970	4,177	4,931
Other (commissions, outside services, concessionaires, etc.)	6,081	6,410	9,949	9,735
	9,464	11,639	14,298	15,925

10. RELATED-PARTY TRANSACTIONS

	03/31/2004	12/31/2003
Balances:		
Current assets (trade accounts receivable)	-	3
Current liabilities (trade accounts payable)	4,404	584
Long-term liabilities (intercompany accounts), principally with Amapoly	34,617	32,822
Transactions:		
Purchases (primarily cost of sales)	11,637	19,875

Purchase and sale transactions were carried out under usual market prices and conditions. Intercompany accounts, primarily with Amapoly, refer to the management by the Company of the Group's single cash. There are no financial charges or maturity dates.

11. FINANCIAL INSTRUMENTS

The Company uses financial instruments to finance its operations or invest available cash.

Risks are managed through strategies preestablished by the Company's senior management and control systems.

The balances of temporary cash investments and loans and financing as of March 31, 2004 and December 31, 2003 reflect the average market rates.

The investment in publicly-traded company is represented exclusively by an interest of 30.67% (equivalent to 50% of voting capital) in Santista Têxtil S.A. The market value of this subsidiary was not estimated because the subsidiary's issued common shares have not been traded recently on stock exchanges.

There are no unrecorded financial instruments (derivatives).

The subsidiary Santista Têxtil S.A. also has financial instruments recorded in its balance sheets, which are intended to reduce risks of price fluctuations on its principal raw material and foreign currency fluctuations on liabilities denominated in foreign currencies.

The carrying amount of the financial instruments related to other assets and liabilities approximates fair value.

12. INCOME AND SOCIAL CONTRIBUTION TAXES - COMPANY

a) Assets and liabilities

	12/31/2003	Change	03/31/2004
Deferred income and social contribution taxes-			
Current assets-			
Temporary differences	8,394	(1,770)	6,624
	8,394	(1,770)	6,624
Noncurrent assets:			
Tax loss carryforwards (*)	26,083	-	26,083
Temporary differences	19,961	62	20,023
	46,044	62	46,106
Provision for income and social contribution taxes-			
Long-term liabilities: (*)			
Principal	28,023	65	28,088
Financial charges	15,416	984	16,400
	43,439	1,049	44,488

(*) The Company obtained an injunction allowing it to offset the total income and social contribution taxes due in each year against credits derived from tax loss carryfowards, without observing the legal limit of 30%. As a result, the Company has recorded in long-term liabilities the portion in excess of the legal limit of 30% that it has been offsetting due to the injunction. Financial charges are charged to financial expenses.

If the final court decision is favorable to the Company, the deferred asset will be matched with the related liability and accrued charges will be reversed and credited to income for the year at that time.

b) Income for the quarter

Income and social contribution tax expenses recorded in income for the quarter ended March 31, 2004 are composed of:

	Income tax	Social contribution tax
Income before taxes	20,975	20,975
Permanent additions (exclusions):		
Equity in subsidiaries	(4,083)	(4,083)
Other permanent additions	566	687
Temporary exclusions	(4,402)	(6,023)
Adjusted taxable income	13,056	11,556
Income tax - 15%	(1,958)	-
Surtax - 10%	(1,300)	-
Social contribution tax - 9%	-	(1,040)
Tax incentives	78	-
Income and social contribution taxes for the year, totaling R$4,220	(3,180)	(1,040)
Deferred income and social contribution taxes on temporary differences, totaling R$1,643	(1,101)	(542)
Income and social contribution taxes on net income for the period, totaling R$5,863	(4,281)	(1,582)

13. STOCK OPTION PROGRAM

At the Extraordinary Shareholders' Meeting held on April 26, 2002, the shareholders approved the São Paulo Alpargatas S.A. Stock Option Program whereby employees are granted preferred stock options, so as to retain them or encourage them to contribute to the interests and objectives of the Company and its shareholders. In the first stage of the Program implementation, stock options were granted to the Company's executive board. The Program is managed by a management committee appointed by the Board of Directors. The committee creates every year a Stock Option Plan establishing its terms and conditions, observing basic guidelines set forth in the Option Program. The Program will be covered primarily by 39,681,000 preferred shares existing in treasury and, as of March 31, 2004, through two Option Plans approved by the management committee. 34,412,000 stock options have already been granted.

For the two Plans, call option can be exercised as follows:

Grace periods (from the date call option is granted)	Percentage of shares available for the year
Up to 24 months	Exercise will not be permitted
After 24 months	20%
After 36 months	20%
After 48 months	20%
After 60 months	40%

The exercise of options entitles the beneficiaries to the same rights granted to other shareholders of the Company.

14. SUPPLEMENTAL INFORMATION

a) Below are presented supplemental consolidated financial information of the Company for the first quarters of 2004 and 2003, with exclusion of the financial information of the subsidiary Santista Têxtil S.A. and inclusion of equity in this subsidiary:

	03/31/2004	03/31/2003
Assets:		
Current assets:		
Cash and cash equivalents	138,473	96,159
Trade accounts receivable	160,775	136,105
Inventories	65,303	74,123
Other	61,932	71,467
Total current assets	426,483	377,854
Noncurrent assets:		
Assets held for sale	16,365	16,514
Recoverable taxes	9,985	23,433
Deferred income and social contribution taxes	46,106	49,488
Other receivables	11,231	13,544
Total noncurrent assets	83,687	102,979
Permanent assets	286,687	268,340
	796,857	749,173
Liabilities:		
Current liabilities:		
Trade accounts payable	42,796	32,979
Loans and financing	28,441	22,790
Payroll and related charges	25,084	19,993
Accounts payable	10,144	32,119
Reserve for contingencies	3,969	2,542
Prepaid interest on capital	22,396	11,693
Taxes payable	9,085	6,558
Total current liabilities	141,915	128,674
Long-term liabilities:		
Loans and financing	37,273	55,113
Provision for income and social contribution taxes	44,488	53,938
Taxes payable	44,764	39,588
Reserve for contingencies	13,291	13,015
Other	6,575	6,579
Total long-term liabilities	146,391	168,233
Shareholders' equity	508,551	452,266
	796,857	749,173

	01/01/2004 to 03/31/2004	01/01/2003 to 03/31/2003
Gross revenue	248,301	217,041
Taxes on sales	40,728	35,970
Net revenue	207,573	181,071
Cost of sales	125,407	116,355
Gross profit	82,166	64,716
Operating (expenses) income:		
Selling	(53,412)	(49,464)
General and administrative	(11,260)	(10,498)
Management fees	(703)	(650)
Financial income	11,093	10,876
Financial expenses	(3,176)	(3,648)
Equity in subsidiaries	1,583	5,091
Amortization of deferred charges	(2,095)	(2,009)
Other operating (expenses) income	(75)	1,489
	(58,045)	(48,813)
Income from operations before exchange variation and financial charges on taxes	24,121	15,903
Exchange variation	(886)	4,464
Financial charges on taxes	(2,078)	(2,914)
Income from operations	21,157	17,453
Nonoperating income, net	108	405
Income before income and social contribution taxes	21,265	17,858
Income and social contribution taxes	(6,152)	(4,327)
Net income	15,113	13,531

b) Cash flow

In accordance with the Differentiated Corporate Governance Practice Rules (level 1), the cash flow prepared indirectly in conformity with Accounting Standards and Procedures (NPC-20) of Brazilian Institute of Independent Auditors (IBRACON) is being presented as supplemental information.

	03/31/2004			03/31/2003		
	Company	Consolidated without Santista	Consolidated with Santista	Company	Consolidated without Santista	Consolidated with Santista
Operating activities:						
Net income	15,113	14,327	14,527	13,531	11,575	11,683
Income tax incentives	-	786	786	-	1,956	1,956
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation and amortization	6,943	7,172	12,444	6,418	6,606	10,624
Gain on sale of property, plant and equipment	(108)	(108)	2,899	(386)	(405)	(268)
Equity in subsidiaries	(4,083)	(1,583)	-	(5,624)	(5,091)	-
Exchange variation on loans and financing/royalties	365	365	687	(4,525)	(4,525)	(6,453)
Interest on loans and financing	1,047	948	2,726	1,047	1,047	2,717
Financial charges on taxes	2,078	2,078	2,078	2,914	2,914	2,914
Negative goodwill amortized on acquisition of subsidiary	-	-	(6,475)	-	-	-
Exchange variation on investments	-	-	9	-	-	(242)
Cash provided by operations	21,355	23,985	29,681	13,375	14,077	22,931
Decrease (increase) in assets:						
Trade accounts receivable	434	(142)	(2,392)	18,813	17,899	24,018
Inventories	(5,333)	(6,600)	(37,744)	(15,883)	(15,122)	(31,017)
Prepaid expenses	(28,505)	(28,524)	(28,843)	(23,456)	(23,450)	(23,434)
Recoverable taxes	969	965	(4,247)	7,981	8,169	5,824
Other	1,079	1,161	1,520	735	766	1,168
	(31,356)	(33,140)	(71,706)	(11,810)	(11,738)	(23,441)
Increase (decrease) in liabilities:						
Trade accounts payable	16,184	16,687	16,728	(4,593)	(4,298)	4,719
Taxes payable	(606)	(496)	3,420	(2,052)	(784)	880
Payment of income and social contribution taxes	(1,523)	(1,594)	(1,594)	-	(55)	(1,142)
Provision for income and social contribution taxes	3,072	3,308	8,318	2,775	2,830	4,368
Reserve for contingencies	(591)	(592)	(778)	(2,180)	(2,188)	(2,226)
Other	723	1,150	9,134	1,514	(1,393)	(3,316)
	17,259	18,463	35,228	(4,536)	(5,888)	3,283
Net cash provided by (used in) operating activities	7,258	9,308	(6,797)	(2,971)	(3,549)	2,773
Investing activities:						
Increase in investments	-	-	(64)	(353)	-	(267)
Additions to property, plant and equipment/increase in deferred charges	(4,422)	(4,520)	(8,291)	(4,349)	(5,059)	(8,944)
Dividends received	-	-	-	-	-	-
Proceeds from sale of permanent assets	2,135	2,135	2,135	2,132	2,157	2,157
Net cash used in investing activities	(2,287)	(2,385)	(6,220)	(2,570)	(2,902)	(7,054)
Financing activities:						
Borrowings	-	-	37,674	1,596	1,596	17,804
Amortization of principal and interest	(3,089)	(2,717)	(31,383)	(4,633)	(3,989)	(44,314)
Dividends and interest on capital	-	(2,288)	(2,288)	(15,697)	(15,697)	(15,697)
Net cash provided by (used in) financing activities	(3,089)	(5,005)	4,003	(18,734)	(18,090)	(42,207)
Beginning balance of acquisition of indirect subsidiary	-	-	301	-	-	-
Net increase (decrease) in cash and cash equivalents	1,882	1,918	(8,713)	(24,275)	(24,541)	(46,488)
Cash and cash equivalents at beginning of period	136,546	136,555	156,154	120,384	120,700	162,201
Cash and cash equivalents at end of period	138,428	138,473	147,441	96,109	96,159	115,713

SP ALPARGATAS

MANAGEMENT REPORT
FIRST QUARTER OF 2004

To our Shareholders,

Alpargatas witnessed growth in sales and productivity in the first quarter of 2004, a period of weak performance in the footwear sector. Effective cost management, associated with greater manufacturing productivity and sales of products with greater added value, contributed to the gain in profitability. The operating performance reflects the strategic positioning as "A Company of Brands", based on innovation and quality of products, a solid cash position and capital structure, and ongoing cost and expense control.

With focus on consumers, the **Sandals ("Sandálias")** business unit maintained good operating performance, experiencing growth of 8% in the volume of **Havaianas** sandals sold in recent quarters. There was greater directing of sales to the foreign market, contributing to better scheduling of manufacturing units and the commercial area.

Alpargatas continued with its strategy of offering the market continuous innovations in products, with the launch of 78 models of sports footwear in the quarter: 15 **Mizuno**, 26 **Rainha**, 20 **Topper** and 17 **Timberland**. Alpargatas sports footwear brands maintained their market leadership. Highlights are the good performance of **Timberland**, with growth of 46% in footwear sales volume, and the clothing segment of **Mizuno**, with growth of 21% in the number of items sold. Maintaining identification of its sports brands with major athletes, **Rainha** signed a contract with the women's (Adriana and Shelda) and men's (Ricardo and Emanuel) beach volleyball teams that will represent Brazil in the Olympics in Athens. Of the soccer teams sponsored by **Topper** – São Paulo, Internacional, Goiás, Sport Recife, Remo and Cruzeiro – the last two were champions in their respective states. The **Mizuno** athletes won 214 medals in the quarter, in 60 national and international competitions. In addition, an agreement was signed with Hudson de Souza, a BM&F/Mizuno athlete and winner of gold medals in the 1,500 m and 5,000 m events in the 2003 Pan American Games.

In **Professional and Fashion Footwear ("Calçados Profissionais e de Moda")**, the product mix with the greatest added value, notably increased sales of professional boots, allowed for a profitability gain in this business.

In the period from March 9 to 12, the Alpargatas showroom was visited by approximately one thousand people, including customers, journalists and opinion makers, and had the presence of sponsored athletes. The sports brand launches for the first half of 2004 were presented, and there was excellent market acceptance, leading our products to prominent positions in leading footwear retailers' store windows.

The **Meggashop** store chain presented growth of 3% in same-store sales. In February, a new unit was opened in a mall in Piracicaba.

The **"Lonas e Coberturas"** business unit's performance was positively influenced by the segment of transportation for agribusiness – a result of the grain harvest season – and the segment of decoration, benefiting from the credibility and differentiation of products, obtaining gains in profitability at a time of downturn in this market. Differentiation and quality, with the development of products seeking alternative solutions, are the main factors that led the unit to achieve record revenues in the first quarter of 2004, compared to prior first quarters. Also in the first quarter of this year, the canvas factory in Manaus renewed its ISO 9001 quality certificate.

Exports grew 179% in US dollar amounts, notably foreign sales of sandals, which grew in terms of volume and average price based on a mix of products with greater added value. The success of **Havaianas** abroad is the result of the strategy adopted to privilege the brand's position, allowing for the creation of a differentiated image and greater profitability in sales.

With good acceptance in the international market, Alpargatas products have been gaining new markets, and by the end of the first quarter, they were exported to 63 countries, mainly in Europe (49%), North America (20%) and South America (10%).

In the area of people management, the main activities were the training of professionals to implement the new salaried employee performance evaluation process, the start of surveys on the effectiveness of the measures adopted in the A+ Company project, and the holding of the Highlights of the Year 2003 awards event.

As a result of projects conducted in 2003, Instituto Alpargatas launched the book "Education through Sports: a Social Project Experienced in Public Schools."

The footwear factories in Santa Rita and João Pessoa, Paraíba state, completed two years without accident-related absences. In the Training and Development Center in João Pessoa, the second workshop was held on Occupational Safety, Occupational Health and the Environment, with the participation of 28 representatives of this area in the Company's manufacturing units.

FINANCIAL RESULTS OF THE FIRST QUARTER OF 2004

The following operating and financial information is presented in Brazilian reais, in accordance with corporate law, based on the consolidated financial statements, not considering the partial consolidation of the results of Santista Têxtil, which are stated as equity in subsidiaries. All comparisons, except when indicated otherwise, consider the first quarter of 2003.

Gross sales revenue reached R$ 248.3 million, with growth of 14.4%. Since the end of 2003, the Company has maintained a new standard for profitability, due to the strategy involving strict cost control, increased productivity, and targeting of a mix of products with greater added value. Exports accounted for 7% of gross sales revenue in the quarter, compared to 4% in 2003.

The gross margin was 39.6%, with a gain of 3.9 percentage points. Gross profit totaled R$ 82.2 million, representing growth of 27%.

Gross Profitability


35.7%
34.2%
39.6%
40.8%
39.6%
64.7
56.1
79.1
90.5
82.2
1Q03
2Q03
3Q03
4Q03
1Q04
Gross Profit - R$ million
Gross Margin - %

Selling, general and administrative expenses accounted for 31.4% of net operating revenue, with a reduction of two percentage points, reflecting the Company's policy of controlling expenses.

Net financial revenue was R$ 4.9 million, considering financial income and expenses, exchange variation result and charges on taxes. The balance is 43.6% lower, mainly due to the effects of exchange variation on foreign currency debt. In the first quarter of 2003, the Brazilian real appreciated 5.1% in relation to the US dollar, positively affecting financial results by R$ 4.5 million. This year, the exchange situation was the opposite, with 0.7% devaluation, leading to a R$ 886,000 expense in the exchange variation account.

MANAGEMENT REPORT
FIRST QUARTER OF 2004

The success of the business strategy and the Company's performance led to income from operations in the amount of R$ 24.1 million. The 52% increase was obtained despite the R$ 3.5 million decrease in equity in subsidiaries, referring to the investment in Santista Têxtil. As a result, the net income of Alpargatas increased 11.7%, totaling R$ 15.1 million, or R$ 8.11 per thousand shares.


PROFITABILITY
R$ million
24.1
15.9
13.5
15.1
1Q03
1Q04
Income from Operations
Net Income

EBITDA (earnings before interest, tax, depreciation and amortization) reached R$ 27.6 million, sustaining the higher level posted since the second half of 2003, with growth of 71.4%. The EBITDA margin on net revenue was 13.3%, with a gain of 4.5 percentage points. Accumulated EBITDA in the first three months of this year is already equal to the average EBITDA in the second half of 2003.


EBITDA
R$ million
16.1
18.7
17.4
30.5
24.9
27.7
27.6
1Q03
2Q03
AVERAGE
3Q03
4Q03
AVERAGE
1Q04

The cash balance at the end of the quarter was R$ 138.5 million, with growth of 1.4% in relation to the R$ 36.6 million recorded at the end of December 2003. The R$ 1.9 million increase in the quarter was mainly due to the strong cash generation in the period, characteristic of the business, and a result of the Company's good operating performance.

SP ALPARGATAS

MANAGEMENT REPORT
FIRST QUARTER OF 2004

CASH FLOW
R$ million



136.6
27.6
(23.6)
(4.5)
2.1
(2.7)
3.0
138.5
Cash balance 12/31/2003
EBITDA
Increase in Working Capital
Investment in fixed assets
Receipt from Sale of Assets
Amortization of Loans
Financial Result
Cash balance 03/03/2004

At the end of the quarter, the debt balance was R$ 65.7 million, with a R$ 12.2 million reduction over the previous 12 months. Amortizations in this period mainly refer to payment of short-term loans. The higher new loans balance refers to the entry of a US$ 5 million portion of the financing obtained from the IFC (International Finance Corporation) in June 2003. Loans in foreign currency account for 92% of total debt. The portion of this debt that matures in 12 months is hedged against exchange variations. The debt profile is predominantly long term, with 57% maturing through 2012. The net cash balance, less the total debt, was R$ 72.8 million.

GROSS DEBT
R$ million



22.8
55.1
28.4
37.3
1Q03
1Q04
Long Term
Short Term

As of March 31, 2004, Alpargatas' share price was R$ 200.00 per thousand preferred shares, having appreciated 33% over the prior 12 months.

We express our appreciation to our customers, employees, suppliers and shareholders, whose support and preference for our brands, and trust in Alpargatas, have been essential to our continued work of expanding the generation of shareholder value.

São Paulo, May 6, 2004
Board of Directors

N1802*.*